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                            February 27, 2023

       Kiattipong Arttachariya
       Chief Financial Officer
       Zapp Electric Vehicles Group Ltd
       87/1 Wireless Road
       26/F Capital Tower
       All Seasons Place
       Lumpini, Patumwan
       Bangkok 10330 Thailand

                                                        Re: Zapp Electric
Vehicles Group Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed on February
24, 2023
                                                            File No. 333-268857

       Dear Kiattipong Arttachariya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2023 letter.

       Amendment No.4 to Registration Statement on Form F-4

       Impact of the Business Combination on Pubco's Public Float, page 33

   1. Please tell us how you considered including the shares related to the issuance of $6.1 million of Zapp
Convertible Loan Notes in the ownership tables on pages 9 and 33. In this regard, we note that
the $6.1 million convertible notes have been issued and will be automatically converted
to Zapp Ordinary Shares either prior to or simultaneously with the closing of the
Business Combination.
 Kiattipong Arttachariya
FirstName  LastNameKiattipong
Zapp Electric Vehicles Group LtdArttachariya
Comapany27,
February   NameZapp
             2023     Electric Vehicles Group Ltd
February
Page  2 27, 2023 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 100

2. Refer to Note 4(P) on page 114 and Note 5(I) on page 115. We note your adjustments assume the receipt of $11.5 million of short-term borrowings proceeds. Please tell us and disclose if you have any existing financing arrangements for the short-term borrowings and provide sufficient detail of the terms of the arrangements. To the extent you do not have such arrangements in place, please revise your disclosures to address the following:
             Remove the pro forma effect of these adjustments.
             Provide a question and answer in the    Questions and Answers
About the Business
              Combination    section of the filing to discuss the uncertainty
surrounding the
              consummation of the business combinations and potential impact on CIIG II's public shareholders in light of your potential cash shortfall. In this regard, we note that while you do not have a minimum cash amount that is necessary to close the merger beyond the $5,000,001 net tangible asset requirement, it appears that in the maximum redemption scenario, CIIG II does not have the ability to fund the acquisitions due to the material negative cash balance after removing the pro forma effect of the $11.5 million short-term borrowing proceeds.
3. We note your disclosure that you cannot consummate the proposed Business Combination if you have less than $5,000,001 of net tangible assets remaining after the closing. We also note that in the maximum redemption scenario, it appears that you are unable to maintain at least $5,000,001 in net tangible assets. Please revise your disclosures to address the following:
             Expand your risk factor discussion under    CIIG II may not have
sufficient funds to
              consummate the Business Combination    on page 89 to discuss the
risks arising from
              the maximum redemption scenario, including the magnitude of the potential cash shortfall and your inability to fund the acquisition in the event you do not obtain sufficient funding from the issuance of Zapp Convertible Loan Notes, and the possibility that you may fail to meet the net tangible assets requirement and will not be able to proceed with the business combination.
             Identify a scenario depicting the maximum number (and dollar amount) of CIIG II common shares that may be redeemed to maintain a sufficient amount of net tangible assets after redemption for the business combination to proceed. The additional scenario should also be presented within your pro forma financial statements.


       You may contact SiSi Cheng at (202) 551-5004 or Melissa Gilmore at (202) 551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                                Sincerely,
 Kiattipong Arttachariya
Zapp Electric Vehicles Group Ltd
February 27, 2023
Page 3

FirstName LastNameKiattipong Arttachariya
                                                Division of Corporation Finance
Comapany NameZapp Electric Vehicles Group Ltd
                                                Office of Manufacturing
February 27, 2023 Page 3
cc:       Rachel Wong
FirstName LastName